Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Telular Corporation for the registration of common stock, warrants, subscription rights, debt securities, stock purchase contracts or stock purchase units to the incorporation by reference therein of our report dated December 10, 2008, with respect to the consolidated financial statements and schedule of Telular Corporation,  and the effectiveness of internal control over financial reporting of Telular Corporation, included in its Annual Report (Form 10-K) for the year ended September 30, 2010, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP
Chicago, IL
August 10, 2011